File No. 812-[ ]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

PRIVACORE PCAAM ALTERNATIVE GROWTH FUND, PRIVACORE PCAAM ALTERNATIVE INCOME FUND, PRIVACORE CAPITAL ADVISORS, LLC, PARTNERS CAPITAL INVESTMENT GROUP, LLP, PARTNERS CAPITAL GREYHAWK FUND, L.P., THE MASTER PORTFOLIO (A), L.P., PARTNERS CAPITAL HARRIER FUND (A) L.P., PARTNERS CAPITAL HARRIER FUND (C) LTD, PARTNERS CAPITAL FALCON FUND (A), L.P., , PARTNERS CAPITAL FALCON FUND (C), LTD., THE MASTER PORTFOLIO (C) S.A., SICAV-RAIF, PARTNERS CAPITAL KESTREL FUND, LP - SERIES B, PARTNERS CAPITAL GREYHAWK CAYMAN FEEDER FUND, LTD., PARTNERS CAPITAL KESTREL FUND, LP - SERIES D, PARTNERS CAPITAL PHOENIX FUND II LTD - DIVERSIFIED INCOME FUND, PARTNERS CAPITAL CONDOR FUND VIII, L.P., PARTNERS CAPITAL CONDOR FUND VIII (CAYMAN), L.P., PARTNERS CAPITAL KESTREL FUND, LP - SERIES E, PARTNERS CAPITAL KESTREL FUND, LP - SERIES C, PARTNERS CAPITAL KESTREL FUND, LP - SERIES A, PARTNERS CAPITAL CONDOR FUND IX (CAYMAN), L.P., PARTNERS CAPITAL CONDOR FUND IX, L.P., PARTNERS CAPITAL KESTREL FUND, LP - SERIES J, PARTNERS CAPITAL CONDOR FUND X, L.P., PARTNERS CAPITAL CONDOR FUND X (CAYMAN), L.P., PARTNERS CAPITAL PHOENIX FUND III, LP, PARTNERS CAPITAL KESTREL FUND, LP - SERIES S, PARTNERS CAPITAL CONDOR FUND XI (CAYMAN), L.P., PARTNERS CAPITAL CONDOR FUND XI, L.P., PARTNERS CAPITAL MERLIN CO-INVESTMENT FUND I, L.P., PARTNERS CAPITAL MERLIN CO-INVESTMENT FUND I (CAYMAN), L.P., PARTNERS CAPITAL KESTREL FUND, LP - SERIES H, PARTNERS CAPITAL KESTREL FUND, LP - SERIES N, PARTNERS CAPITAL CONDOR FUND XII (CAYMAN), L.P., PARTNERS CAPITAL CONDOR FUND XII, L.P., PARTNERS CAPITAL CONDOR FUND XIII (CAYMAN), L.P., PARTNERS CAPITAL CONDOR FUND XIII, L.P., PARTNERS CAPITAL KESTREL FUND, LP - SERIES X, PARTNERS CAPITAL KESTREL FUND, LP - SERIES Y, PARTNERS CAPITAL SECONDARIES SMA 2020, L.P., PARTNERS CAPITAL SECONDARIES SMA 2020 (CAYMAN), L.P., PARTNERS CAPITAL KESTREL FUND, LP - SERIES G, PARTNERS CAPITAL MERLIN CO-INVESTMENT FUND II, L.P., PARTNERS CAPITAL MERLIN CO-INVESTMENT FUND II (CAYMAN), L.P., PARTNERS CAPITAL CONDOR FUND XIV, L.P., PARTNERS CAPITAL CONDOR FUND XIV (CAYMAN), L.P., US VENTURE CAPITAL AGGREGATOR FUND A, L.P., US VENTURE CAPITAL AGGREGATOR FUND A (CAYMAN), L.P., PARTNERS CAPITAL CONDOR FUND XV (CAYMAN), L.P., PARTNERS CAPITAL CONDOR FUND XV, L.P., PARTNERS CAPITAL SECONDARIES SMA 2022 (CAYMAN), L.P., PARTNERS CAPITAL SECONDARIES SMA 2022, L.P., PARTNERS CAPITAL 15 DEGREES FUND, L.P., PARTNERS CAPITAL RED KITE FUND, L.P., PARTNERS CAPITAL RED KITE FUND (CAYMAN), L.P., PARTNERS CAPITAL MERLIN CO-INVESTMENT FUND III, L.P., PARTNERS CAPITAL MERLIN CO-INVESTMENT FUND III (CAYMAN), L.P., PARTNERS CAPITAL CONDOR FUND XVI (CAYMAN), L.P., PARTNERS CAPITAL RED KITE FUND II, L.P., PARTNERS CAPITAL RED KITE FUND II (CAYMAN), L.P., PARTNERS CAPITAL CONDOR FUND XVI, L.P., PARTNERS CAPITAL KESTREL FUND, LP - SERIES W, PARTNERS CAPITAL CONDOR FUND XVII (CAYMAN), L.P., PARTNERS CAPITAL CONDOR FUND XVII, L.P., PARTNERS CAPITAL MERLIN CO-INVESTMENT FUND IV (CAYMAN), L.P., PARTNERS CAPITAL MERLIN CO-INVESTMENT FUND IV, L.P., PARTNERS CAPITAL RED KITE FUND III (CAYMAN), L.P., PARTNERS CAPITAL RED KITE FUND III, L.P., PARTNERS CAPITAL SECONDARIES SMA 2024 (CAYMAN), L.P., PARTNERS CAPITAL SECONDARIES SMA 2024, L.P., THE MASTER PORTFOLIO (B) LTD, PARTNERS CAPITAL PHOENIX FUND II SPV, LTD, PARTNERS CAPITAL CAYMAN XIII SPV, LTD, PARTNERS CAPITAL ASIA ENDOWMENT PORTFOLIO SCA, SICAV-RAIF, PARTNERS CAPITAL ALTERNATIVE ASSET MANAGEMENT FUND SICAV, PRIVACORE GROWTH BLOCKER, LLC, AND PRIVACORE INCOME
BLOCKER, LLC

1411 Broadway

New York, NY 10018

1-855-685-3093

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

All Communications, Notices and Orders to:

Joshua B. Deringer, Esq. Faegre Drinker Biddle & Reath LLP One Logan Square, Ste. 2000 Philadelphia, PA 19103 joshua.deringer@faegredrinker.com	David L. Williams Faegre Drinker Biddle & Reath LLP 320 S. Canal Street, Ste. 3300 Chicago, IL 60606 david.williams@faegredrinker.com

Copies to:

Sandhya Ganapathy Privacore Capital Advisors, LLC 1411 Broadway New York, NY 10018 Sandhya.Ganapathy@privacorecap.com	Nelda Kacyem Partners Capital Investment Group, LLP 600 Atlantic Ave, 30th Floor Boston MA 02210 Nelda.Kacyem@partners-cap.com

May 8, 2025

2

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

IN THE MATTER OF

PRIVACORE PCAAM ALTERNATIVE GROWTH FUND, PRIVACORE PCAAM ALTERNATIVE INCOME FUND, PRIVACORE CAPITAL ADVISORS, LLC, PARTNERS CAPITAL INVESTMENT GROUP, LLP, PARTNERS CAPITAL GREYHAWK FUND, L.P., THE MASTER PORTFOLIO (A), L.P., PARTNERS CAPITAL HARRIER FUND (A) L.P., PARTNERS CAPITAL HARRIER FUND (C) LTD, PARTNERS CAPITAL FALCON FUND (A), L.P., , PARTNERS CAPITAL FALCON FUND (C), LTD., THE MASTER PORTFOLIO (C) S.A., SICAV-RAIF, PARTNERS CAPITAL KESTREL FUND, LP - SERIES B, PARTNERS CAPITAL GREYHAWK CAYMAN FEEDER FUND, LTD., PARTNERS CAPITAL KESTREL FUND, LP - SERIES D, PARTNERS CAPITAL PHOENIX FUND II LTD - DIVERSIFIED INCOME FUND, PARTNERS CAPITAL CONDOR FUND VIII, L.P., PARTNERS CAPITAL CONDOR FUND VIII (CAYMAN), L.P., PARTNERS CAPITAL KESTREL FUND, LP - SERIES E, PARTNERS CAPITAL KESTREL FUND, LP - SERIES C, PARTNERS CAPITAL KESTREL FUND, LP - SERIES A, PARTNERS CAPITAL CONDOR FUND IX (CAYMAN), L.P., PARTNERS CAPITAL CONDOR FUND IX, L.P., PARTNERS CAPITAL KESTREL FUND, LP - SERIES J, PARTNERS CAPITAL CONDOR FUND X, L.P., PARTNERS CAPITAL CONDOR FUND X (CAYMAN), L.P., PARTNERS CAPITAL PHOENIX FUND III, LP, PARTNERS CAPITAL KESTREL FUND, LP - SERIES S, PARTNERS CAPITAL CONDOR FUND XI (CAYMAN), L.P., PARTNERS CAPITAL CONDOR FUND XI, L.P., PARTNERS CAPITAL MERLIN CO-INVESTMENT FUND I, L.P., PARTNERS CAPITAL MERLIN CO-INVESTMENT FUND I (CAYMAN), L.P., PARTNERS CAPITAL KESTREL FUND, LP - SERIES H, PARTNERS CAPITAL KESTREL FUND, LP - SERIES N, PARTNERS CAPITAL CONDOR FUND XII (CAYMAN), L.P., PARTNERS CAPITAL CONDOR FUND XII, L.P., PARTNERS CAPITAL CONDOR FUND XIII (CAYMAN), L.P., PARTNERS CAPITAL CONDOR FUND XIII, L.P., PARTNERS CAPITAL KESTREL FUND, LP - SERIES X, PARTNERS CAPITAL KESTREL FUND, LP - SERIES Y, PARTNERS CAPITAL SECONDARIES SMA 2020, L.P., PARTNERS CAPITAL SECONDARIES SMA 2020 (CAYMAN), L.P., PARTNERS CAPITAL KESTREL FUND, LP - SERIES G, PARTNERS CAPITAL MERLIN CO-INVESTMENT FUND II, L.P., PARTNERS CAPITAL MERLIN CO-INVESTMENT FUND II (CAYMAN), L.P., PARTNERS CAPITAL CONDOR FUND XIV, L.P., PARTNERS CAPITAL CONDOR FUND XIV (CAYMAN), L.P., US VENTURE CAPITAL AGGREGATOR FUND A, L.P., US VENTURE CAPITAL AGGREGATOR FUND A (CAYMAN), L.P., PARTNERS CAPITAL CONDOR FUND XV (CAYMAN), L.P., PARTNERS CAPITAL CONDOR FUND XV, L.P., PARTNERS CAPITAL SECONDARIES SMA 2022 (CAYMAN), L.P., PARTNERS CAPITAL SECONDARIES SMA 2022, L.P., PARTNERS CAPITAL 15 DEGREES FUND, L.P., PARTNERS CAPITAL RED KITE FUND, L.P., PARTNERS CAPITAL RED KITE FUND (CAYMAN), L.P., PARTNERS CAPITAL MERLIN CO-INVESTMENT FUND III, L.P., PARTNERS CAPITAL MERLIN CO-INVESTMENT FUND III (CAYMAN), L.P., PARTNERS CAPITAL CONDOR FUND XVI (CAYMAN), L.P., PARTNERS CAPITAL RED KITE FUND II, L.P., PARTNERS CAPITAL RED KITE FUND II (CAYMAN), L.P., PARTNERS CAPITAL CONDOR FUND XVI, L.P., PARTNERS CAPITAL KESTREL FUND, LP - SERIES W, PARTNERS CAPITAL CONDOR FUND XVII (CAYMAN), L.P., PARTNERS CAPITAL CONDOR FUND XVII, L.P., PARTNERS CAPITAL MERLIN CO-INVESTMENT FUND IV (CAYMAN), L.P., PARTNERS CAPITAL MERLIN CO-INVESTMENT FUND IV, L.P., PARTNERS CAPITAL RED KITE FUND III (CAYMAN), L.P., PARTNERS CAPITAL RED KITE FUND III, L.P., PARTNERS CAPITAL SECONDARIES SMA 2024 (CAYMAN), L.P., PARTNERS CAPITAL SECONDARIES SMA 2024, L.P., THE MASTER PORTFOLIO (B) LTD, PARTNERS CAPITAL PHOENIX FUND II SPV, LTD, PARTNERS CAPITAL CAYMAN XIII SPV, LTD, PARTNERS CAPITAL ASIA ENDOWMENT PORTFOLIO SCA, SICAV-RAIF, PARTNERS CAPITAL ALTERNATIVE ASSET MANAGEMENT FUND SICAV, PRIVACORE GROWTH BLOCKER, LLC, AND PRIVACORE INCOME BLOCKER, LLC

	:	APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940 AND RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940 PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTIONS 17(d) AND 57(a)(4) OF RULE 17d-1 UNDER THE INVESTMENT COMPANY ACT OF 1940
:
1411 Broadway	:
New York, NY 10018	:
3

File No. 812-[ ]	:

I.	SUMMARY OF APPLICATION

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) under Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act” or “Act”),1 and Rule 17d-1, permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

•	Privacore PCAAM Alternative Growth Fund, a closed-end management investment company registered under the Act (“Growth Fund”);
•	Privacore PCAAM Alternative Income Fund, a closed-end management investment company registered under the Act (“Income Fund” and together with Growth Fund, the “Existing Regulated Funds”); and
•	Certain vehicles (as identified on Schedule A hereto) (the “Existing Wholly-Owned Subsidiaries”), each of which is a separate and distinct legal entity and each of which is a Wholly-Owned Investment Sub (as defined below) of the Existing Regulated Fund;
•	the investment vehicles identified in Schedule A, each of which is a separate and distinct legal entity and each of which would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (the “Existing Affiliated Funds” and collectively with the Existing Regulated Funds, the Existing Advisers and the Existing Wholly-Owned Subsidiaries, the “Applicants”);
•	Privacore Capital Advisors, LLC, the investment adviser to each Existing Regulated Fund, (“Privacore”) on behalf of itself and its successors (meaning, as applied to each Adviser, an entity which results from a reorganization into another jurisdiction or change in the type of business organization); and
•	Partners Capital Investment Group, LLP, the investment sub-adviser to each of the Existing Regulated Funds and investment adviser or portfolio manager to each of the Existing Affiliated Funds (“Partners” and together with Privacore, the “Existing Advisers”), on behalf of itself and its successors.

The relief requested in this application for the Order (the “Application”) would allow a Regulated Fund2 and one or

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.
[2]	“Regulated Fund” means the Existing Regulated Funds and any Future Regulated Funds. “Future Regulated Fund” means an entity (a) that is a closed-end management investment company registered under the 1940 Act, or a closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, (b) whose (1) primary investment adviser or (2) sub-adviser is an Adviser (as defined below) and (c) that intends to engage in Co-Investment Transactions. If an Adviser serves as sub-adviser to a Regulated Fund whose primary adviser is not also an Adviser, such primary adviser shall be deemed to be an Adviser with respect to conditions 3 and 4 only.

The term Regulated Fund also includes (a) any Wholly-Owned Investment Sub (as defined below) of a Regulated Fund, (b) any Joint Venture (as defined below) of a Regulated Fund, and (c) any BDC Downstream Fund (as defined below) of a Regulated Fund that is a business development company. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Regulated Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Regulated Fund; and (c) is not a registered investment company or a business development company. “Joint Venture” means an unconsolidated joint venture subsidiary of a Regulated Fund, in which all portfolio decisions, and generally all other decisions in respect of such joint venture, must be approved by an investment committee consisting of representatives of the Regulated Fund and the unaffiliated joint venture partner (with approval from a representative of each required). “BDC Downstream Fund” means an entity (a) directly or indirectly controlled by a Regulated Fund that is a business development company, (b) that is not controlled by any person other than the Regulated Fund (except a person that indirectly controls the entity solely because it controls the Regulated Fund), (c) that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the 1940 Act, (d) whose investment adviser is an Adviser and (e) that is not a Wholly-Owned Investment Sub.

In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a Board, the chief compliance officer and Board of the Regulated Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub. In the case of a Joint Venture or a BDC Downstream Fund (as applicable) that does not have a chief compliance officer or a Board, the chief compliance officer of the Regulated Fund will be deemed to be the Joint Venture’s or BDC Downstream Fund’s chief compliance officer, and the Joint Venture’s or BDC Downstream Fund’s investment committee will be deemed to be the Joint Venture’s or BDC Downstream Fund’s Board.

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more Affiliated Entities3 to engage in Co-Investment Transactions4 subject to the terms and conditions described herein. The Regulated Funds and Affiliated Entities that participate in a Co-Investment Transaction are collectively referred to herein as “Participants.”5 The Applicants do not seek relief for transactions effected consistent with Commission staff no-action positions.6

II.	GENERAL DESCRIPTION OF THE APPLICANTS
A.	Growth Fund

Growth Fund was organized under the Delaware Statutory Trust Act on April 23, 2024, and is a non-diversified, closed-end management investment company registered under the Act. Growth Fund intends to qualify annually and has elected to be treated as a regulated investment company under Sub-Chapter M of the Internal Revenue Code of 1986, as amended (“Code”). Growth Fund’s principal place of business is c/o UMB Fund Services at 235 West Galena Street, Milwaukee, WI 53212.

Growth Fund’s investment objectives are to seek to achieve capital appreciation over the medium to long-term and offer a consolidated, diversified investment solution to investors seeking to allocate a portion of their portfolios to private markets investments aimed at achieving capital appreciation. Growth Fund’s investments are

[3]	“Affiliated Entity” means an entity not controlled by a Regulated Fund that intends to engage in Co-Investment Transactions and that is (a) with respect to a Regulated Fund, another Regulated Fund; (b) an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), and any direct or indirect, wholly- or majority-owned subsidiary of an Adviser or its affiliates (other than an open-end investment company registered under the 1940 Act), that is participating in a Co-Investment Transaction in a principal capacity; or (c) any entity that would be an investment company but for Section 3(c) of the 1940 Act or Rule 3a-7 thereunder and whose investment adviser is an Adviser.

To the extent that an entity described in clause (b) is not advised by an Adviser, such entity shall be deemed to be an Adviser for purposes of the conditions.

[4]	“Co-Investment Transaction” means the acquisition or Disposition of securities of an issuer in a transaction effected in reliance on the Order or previously granted relief.
[5]	“Adviser” means Existing Advisers and any other investment adviser controlling, controlled by, or under common control with Existing Advisers. The term “Adviser” also includes any internally-managed Regulated Fund.
[6]	See, e.g., Massachusetts Mutual Life Insurance Co. (pub. avail. June 7, 2000), Massachusetts Mutual Life Insurance Co. (pub. avail. July 28, 2000) and SMC Capital, Inc. (pub. avail. Sept. 5, 1995).
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expected to include (i) primary investments in closed-end private funds (“Portfolio Funds” or “primaries”) managed by third-party managers (“Portfolio Fund Managers”); (ii) secondary purchases of interests in Portfolio Funds; (iii) investments in the equity and/or debt of operating companies, projects or properties, typically through co-investing alongside, and generally indirectly through investment vehicles managed by Portfolio Fund Managers. Together, these investment structures or vehicles are broadly referred to as “Private Market Assets.” Growth Fund seeks to achieve its investment objectives by investing and/or making capital commitments of at least 80% of its assets (plus any borrowings for investment purposes) in Private Market Assets that provide the opportunity for capital growth, with an expected bias toward private equity investments. The Fund invests across growth asset classes within private markets including, without limitation, private equity investments, real assets investments, and private debt investments.

Growth Fund is managed under the direction of a Board, of which a majority of the members are not “interested” persons of Growth Fund within the meaning of Section 2(a)(19) of the Act. 7

B.	Income Fund

Income Fund was organized under the Delaware Statutory Trust Act on April 23, 2024, and is a non-diversified, closed-end management investment company registered under the Act. Income Fund operates as an interval fund pursuant to Rule 23c-3 of the Act and intends to qualify annually and has elected to be treated as a regulated investment company under Sub-Chapter M of the Code. Income Fund’s principal place of business is c/o UMB Fund Services at 235 West Galena Street, Milwaukee, WI 53212.

Income Fund’s investment objectives are to seek to achieve high current income and modest capital appreciation. Income Fund’s secondary objective is capital preservation. Income Fund seeks to achieve its investment objectives by investing primarily in lending directly or indirectly to performing businesses, broadly defined as providing capital or assets to businesses or individuals in exchange for regular payments, or through the provision of capital to businesses or individuals by acquiring assets from those businesses or individuals that produce regular cash flows as an alternative to a traditional loan, such as receivables factoring or a sale and leaseback of real estate or equipment. Under normal market conditions, Income Fund is expected to have at least 80% of its assets (plus any borrowings for investment purposes) invested in lending strategies that are expected to generate income. Investments may be made directly, or indirectly through a range of investment vehicles that Partners believes will ultimately achieve the investment objectives of Income Fund, including but not limited to general or limited partnerships, funds, corporations, trusts or other investment vehicles (collectively, “Portfolio Funds”). Partners will allocate dynamically and diversify across investment vehicle type, collateral, geography, and other relevant factors based on Partners’ assessment of the market environment and relative attractiveness of various credit opportunities.

Income Fund is managed under the direction of a Board, of which a majority of the members are not “interested” persons of Income Fund within the meaning of Section 2(a)(19) of the Act.

C.	The Existing Affiliated Funds

Each Existing Affiliated Fund is a privately-offered fund that would be an “investment company” but for Section 3(c)(1) or Section 3(c)(7) of the Act.8 A complete list of the Existing Affiliated Funds is included in Schedule A.

Each Existing Affiliated Fund has its own respective general partner with general ultimate responsibility for the management and operations of such Existing Affiliated Fund. Each general partner to an Existing Affiliated Fund is managed by a managing member. Partners serves as investment adviser to the Existing Affiliated Funds.

[7]	The Board of each Future Regulated Fund will consist of a majority of members who are not “interested persons” of such Future Regulated Fund within the meaning of Section 2(a)(19) of the Act.
[8]	In the future, the Affiliated Fund may register as a closed-end management investment company under the Act and, if so registered, will be considered a Regulated Fund for purposes of this application.
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D.	Existing Advisers
1.	Privacore

Privacore is a Delaware limited liability company and is a registered investment adviser with the Commission under the Advisers Act. Privacore serves as the investment adviser to each Existing Regulated Fund pursuant to an investment advisory agreement between Privacore and each Existing Regulated Fund. Privacore has engaged Partners as a sub-adviser to identify investment opportunities and execute on its trading strategies subject to guidelines agreed to by Privacore and Partners. Privacore has established guidelines, monitoring and reporting procedures to evaluate the performance of Partners, but is not responsible for making or ratifying any investment decisions made by Partners. Privacore has delegated responsibility for the Co-Investment Program described herein to Partners and cannot cause any Existing Regulated Funds or any Existing Affiliated Funds to enter into a Potential Co-Investment Transaction.

2.	Partners

Partners is a Delaware limited liability partnership and is a registered investment adviser with the Commission under the Advisers Act. Partners serves as the investment sub-adviser to each of the Existing Regulated Funds and serves as the investment adviser or portfolio manager to each of the Existing Affiliated Funds, and either it or another Partners Adviser will serve as the investment sub-adviser to any Future Regulated Fund and as the investment adviser or portfolio manager to any Future Affiliated Fund. Partners identifies investment opportunities and executes on trading strategies for the Funds, subject to guidelines agreed to by Privacore and Partners. Partners has sole responsibility for causing the Regulated Funds and any Affiliated Fund to enter into a Potential Co-Investment Transaction and is responsible for ensuring that the Partners Advisers, the Regulated Funds, and any Affiliated Funds comply with the conditions of this Application.

III.	ORDER REQUESTED

The Applicants request an Order of the Commission under Sections 17(d) and 57(i) of the 1940 Act and Rule 17d-1 thereunder to permit, subject to the terms and conditions set forth below in this Application (the “Conditions”), each Regulated Fund to be able to participate with one or more Affiliated Entities in Co-Investment Transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 thereunder.

A.	Applicable Law

Section 17(d), in relevant part, prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from effecting any transaction in which the registered investment company is “a joint or a joint and several participant with such person” in contravention of such rules as the SEC may prescribe “for the purpose of limiting or preventing participation by such [fund] on a basis different from or less advantageous than that of such other participant.”

Rule 17d-1 prohibits an affiliated person, or an affiliated person of such affiliated person, of a registered investment company, acting as principal, from participating in, or effecting any transaction in connection with, any “joint enterprise or other joint arrangement or profit-sharing plan”9 in which the fund is a participant without first obtaining an order from the SEC.

[9]	Rule 17d-1(c) defines a “[j]oint enterprise or other joint arrangement or profit-sharing plan” to include, in relevant part, “any written or oral plan, contract, authorization or arrangement or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company … and any affiliated person of or principal underwriter for such registered company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking ….”
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Section 57(a)(4), in relevant part, prohibits any person related to a business development company in the manner described in Section 57(b), acting as principal, from knowingly effecting any transaction in which the business development company is a joint or a joint and several participant with such persons in contravention of such rules as the Commission may prescribe for the purpose of limiting or preventing participation by the business development company on a basis less advantageous than that of such person. Section 57(i) provides that, until the SEC prescribes rules under Section 57(a), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a). Because the SEC has not adopted any rules under Section 57(a), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a).

Rule 17d-1(b) provides, in relevant part, that in passing upon applications under the rule, the Commission will consider whether the participation of a registered investment company in a joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

B.	Need for Relief

Each Regulated Fund may be deemed to be an affiliated person of each other Regulated Fund within the meaning of Section 2(a)(3) if it is deemed to be under common control because an Adviser is or will be either the investment adviser or sub-adviser to each Regulated Fund. Section 17(d) and Section 57(b) apply to any investment adviser to a closed-end fund or a business development company, respectively, including a sub-adviser. Thus, an Adviser and any Affiliated Entities that it advises could be deemed to be persons related to Regulated Funds in a manner described by Sections 17(d) and 57(b). With respect to Privacore and Partners, and any other Advisers that are deemed to be affiliated persons of each other, Affiliated Entities advised by any of them could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). In addition, any entities or accounts controlled by or under common control with Privacore and Partners, and/or any other Advisers that are deemed to be affiliated persons of each other that may, from time to time, hold various financial assets in a principal capacity, could be deemed to be persons related to Regulated Funds (or a company controlled by a Regulated Fund) in a manner described by Sections 17(d) and 57(b). Finally, with respect to any Wholly-Owned Investment Sub, Joint Venture, or BDC Downstream Fund of a Regulated Fund, such entity would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) of the 1940 Act and Rule 17d-l under the 1940 Act.

C.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following Conditions.

1.       Same Terms. With respect to any Co-Investment Transaction, each Regulated Fund, and Affiliated Entity participating in such transaction will acquire, or dispose of, as the case may be, the same class of securities, at the same time, for the same price and with the same conversion, financial reporting and registration rights, and with substantially the same other terms (provided that the settlement date for an Affiliated Entity may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa). If a Participant, but not all of the Regulated Funds, has the right to nominate a director for election to a portfolio company’s board of directors, the right to appoint a board observer or any similar right to participate in the governance or management of a portfolio company, the Board of each Regulated Fund that does not hold this right must be given the opportunity to veto the selection of such person.10

2.       Existing Investments in the Issuer. Prior to a Regulated Fund acquiring in a Co-Investment Transaction a security of an issuer in which an Affiliated Entity has an existing interest in such issuer, the “required majority,” as defined in Section 57(o) of the 1940 Act,11 of the Regulated Fund (“Required Majority”) will take the

[10]	Such a Board can also, consistent with applicable fund documents, facilitate this opportunity by delegating the authority to veto the selection of such person to a committee of the Board.
[11]	Section 57(o) defines the term “required majority,” in relevant part, with respect to the approval of a proposed transaction, as both a majority of a BDC’s directors who have no financial interest in the transaction and a majority of such directors who are not interested persons of the BDC. In the case of a Regulated Fund that is not a BDC, the Board members that constitute the Required Majority will be determined as if such Regulated Fund were a BDC subject to Section 57(o) of the 1940 Act.
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steps set forth in Section 57(f) of the 1940 Act,12 unless: (i) the Regulated Fund already holds the same security as each such Affiliated Entity; and (ii) the Regulated Fund and each other Affiliated Entity holding the security is participating in the acquisition in approximate proportion to its then-current holdings.

3.       Related Expenses. Any expenses associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction, to the extent not borne by the Adviser(s), will be shared among the Participants in proportion to the relative amounts of the securities being acquired, held or disposed of, as the case may be.13

4.       No Remuneration. Any transaction fee14 (including break-up, structuring, monitoring or commitment fees but excluding broker’s fees contemplated by section 17(e) or 57(k) of the 1940 Act, as applicable), received by an Adviser and/or a Participant in connection with a Co-Investment Transaction will be distributed to the Participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the Participants based on the amount they invest in such Co-Investment Transaction. No Affiliated Entity, Regulated Fund, or any of their affiliated persons will accept any compensation, remuneration or financial benefit in connection with a Regulated Fund’s participation in a Co-Investment Transaction, except: (i) to the extent permitted by Section 17(e) or 57(k) of the 1940 Act; (ii) as a result of either being a Participant in the Co-Investment Transaction or holding an interest in the securities issued by one of the Participants; or (iii) in the case of an Adviser, investment advisory compensation paid in accordance with investment advisory agreement(s) with the Regulated Fund(s) or Affiliated Entity(ies).

5.       Co-Investment Policies. Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement policies and procedures reasonably designed to ensure that: (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co-Investment Transaction considers the interest in the Transaction of any participating Regulated Fund (the “Co-Investment Policies”). Each Adviser (and each Affiliated Entity that is not advised by an Adviser) will provide its Co-Investment Policies to the Regulated Funds and will notify the Regulated Funds of any material changes thereto.15

[12]	Section 57(f) provides for the approval by a Required Majority of certain transactions on the basis that, in relevant part: (i) the terms of the transaction, including the consideration to be paid or received, are reasonable and fair to the shareholders of the BDC and do not involve overreaching of the BDC or its shareholders on the part of any person concerned; (ii) the proposed transaction is consistent with the interests of the BDC’s shareholders and the BDC’s policy as recited in filings made by the BDC with the Commission and the BDC’s reports to shareholders; and (iii) the BDC’s directors record in their minutes and preserve in their records a description of the transaction, their findings, the information or materials upon which their findings were based, and the basis for their findings.
[13]	Expenses of an individual Participant that are incurred solely by the Participant due to its unique circumstances (such as legal and compliance expenses) will be borne by such Participant.
[14]	Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.
[15]	The Affiliated Entities may adopt shared Co-Investment Policies.
9

6.	Dispositions:

(a)       Prior to any Disposition16 by an Affiliated Entity of a security acquired in a Co-Investment Transaction, the Adviser to each Regulated Fund that participated in the Co-Investment Transaction will be notified and each such Regulated Fund given the opportunity to participate pro rata based on the proportion of its holdings relative to the other Affiliated Entities participating in such Disposition.

(b)       Prior to any Disposition by a Regulated Fund of a security acquired in a Co-Investment Transaction, the Required Majority will take the steps set forth in Section 57(f) of the 1940 Act, unless: (i) each Affiliated Entity holding the security participates in the Disposition in approximate proportion to its then-current holding of the security; or (ii) the Disposition is a sale of a Tradable Security.17

7.	Board Oversight

(a)       Each Regulated Fund’s directors will oversee the Regulated Fund’s participation in the co-investment program in the exercise of their reasonable business judgment.

(b)       Prior to a Regulated Fund’s participation in Co-Investment Transactions, the Regulated Fund’s Board, including a Required Majority, will: (i) review the Co-Investment Policies, to ensure that they are reasonably designed to prevent the Regulated Fund from being disadvantaged by participation in the co-investment program; and (ii) approve policies and procedures of the Regulated Fund that are reasonably designed to ensure compliance with the terms of the Order.

(c)       At least quarterly, each Regulated Fund’s Adviser and chief compliance officer (as defined in Rule 38a-1(a)(4)) will provide the Regulated Fund Boards with reports or other information requested by the Board related to a Regulated Fund’s participation in Co-Investment Transactions and a summary of matters, if any, deemed significant that may have arisen during the period related to the implementation of the Co-Investment Policies and the Regulated Fund’s policies and procedures approved pursuant to (b) above.

(d)       Every year, each Regulated Fund’s Adviser and chief compliance officer will provide the Regulated Fund’s Board with reports or other information requested by the Board related to the Regulated Fund’s participation in the co-investment program and any material changes in the Affiliated Entities’ participation in the co-investment program, including changes to the Affiliated Entities’ Co-Investment Policies.

(e)       The Adviser and the chief compliance officer will also notify the Regulated Fund’s Board of a compliance matter related to the Regulated Fund’s participation in the co-investment program and related Co-Investment Policies or the Regulated Fund’s policies and procedures approved pursuant to (b) above that a Regulated Fund’s chief compliance officer considers to be material.

8.         Recordkeeping. All information presented to the Board pursuant to the order will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its Staff. Each Regulated Fund will maintain the records required by Section 57(f)(3) as if it were a business development company and each of the Co-Investment Transactions were approved by the Required Majority under Section 57(f).18

[16]	“Disposition” means the sale, exchange, transfer or other disposition of an interest in a security of an issuer.
[17]	“Tradable Security” means a security which trades: (i) on a national securities exchange (or designated offshore securities market as defined in Rule 902(b) under the Securities Act of 1933, as amended) and (ii) with sufficient volume and liquidity (findings which are to be made in good faith and documented by the Advisers to any Regulated Funds) to allow each Regulated Fund to dispose of its entire remaining position within 30 days at approximately the price at which the Regulated Fund has valued the investment.
[18]	If a Regulated Fund enters into a transaction that would be a Co-Investment Transaction pursuant to this Order in reliance on another exemptive order instead of this Order, the information presented to the Board and records maintained by the Regulated Fund will expressly indicate the order relied upon by the Regulated Fund to enter into such transaction.
10

9.       In the event that the Commission adopts a rule under the 1940 Act allowing co-investments of the type described in this Application, any relief granted by the Order will expire on the effective date of that rule.

IV.	STATEMENT IN SUPPORT OF RELIEF REQUESTED

Applicants submit that allowing the Co-Investment Transactions described by this Application is justified on the basis of (i) the potential benefits to the Regulated Funds and their respective shareholders and (ii) the protections found in the terms and conditions set forth in this Application.

A.	Potential Benefits to the Regulated Funds and their Shareholders

Section 57(a)(4) and Rule 17d-1 (as applicable) limit the ability of the Regulated Funds to participate in attractive co-investment opportunities under certain circumstances. If the relief is granted, the Regulated Funds should: (i) be able to participate in a larger number and greater variety of investments, thereby diversifying their portfolios and providing related risk-limiting benefits; (ii) be able to participate in larger financing opportunities, including those involving issuers with better credit quality, which otherwise might not be available to investors of a Regulated Fund’s size; (iii) have greater bargaining power (notably with regard to creditor protection terms and other similar investor rights), more control over the investment and less need to bring in other external investors or structure investments to satisfy the different needs of external investors; (iv) benefit from economies of scale by sharing fixed expenses associated with an investment with the other Participants; and (v) be able to obtain better deal flow from investment bankers and other sources of investments.

B.	Shareholder Protections

Each Co-Investment Transaction would be subject to the terms and conditions of this Application. The Conditions are designed to address the concerns underlying Sections 17(d) and 57(a)(4) and Rule 17d-l by ensuring that participation by a Regulated Fund in any Co-Investment Transaction would not be on a basis different from or less advantageous than that of other Participants. Under Condition 5, each Adviser (and each Affiliated Entity that is not advised by an Adviser) will adopt and implement Co-Investment Policies that are reasonably designed to ensure that (i) opportunities to participate in Co-Investment Transactions are allocated in a manner that is fair and equitable to every Regulated Fund; and (ii) the Adviser negotiating the Co Investment Transaction considers the interest in the Transaction of any participating Regulated Fund. The Co-Investment Policies will require an Adviser to make an independent determination of the appropriateness of a Co-Investment Transaction and the proposed allocation size based on each Participant’s specific investment profile and other relevant characteristics.

V.	PRECEDENTS

The Commission has previously issued orders permitting certain investment companies subject to regulation under the 1940 Act and their affiliated persons to be able to participate in Co-Investment Transactions (the “Existing Orders”).19 Similar to the Existing Orders, the Conditions described herein are designed to mitigate the possibility for overreaching and to promote fair and equitable treatment of the Regulated Funds. Accordingly, the Applicants submit that the scope of investor protections contemplated by the Conditions are consistent with those found in the Existing Orders.

[19]	See, e.g., Polen Credit Opportunities Fund, et al. (File No. 812-15457) Release No. IC-35183 (May 2, 2024) (notice), Release No. IC-35206 (May 28, 2024) (Order); Sound Point Meridian Capital, Inc., et al. (File No. 812-15476-01) Release No. IC-35173 (April 19, 2024) (notice), Release No. IC-35192 (May 15, 2024) (order); Brookfield Infrastructure Income Fund Inc., et al. (File No. 812-15415), Release No. IC-35001 (September 20, 2022) (notice), Release No. IC-35032 (October 17, 2023) (order); T. Rowe Price OHA Select Private Credit Fund, et al. (File No. 812-15461), Release No. IC-34963 (July 24, 2023) (notice), Release No. IC-34987
11

VI.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application, the Notice and the Order to:

Sandhya Ganapathy

Privacore Capital Advisors, LLC

1411 Broadway

New York, NY 10018

Sandhya.Ganapathy@privacorecap.com

Nelda Kacyem

Partners Capital Investment Group, LLP

600 Atlantic Ave, 30th Floor

Boston MA 02210

Nelda.Kacyem@partners-cap.com

Please address any questions, and a copy of any communications, concerning this Application, the Notice, and the Order to:

Joshua B. Deringer, Esq. Faegre Drinker Biddle & Reath LLP One Logan Square, Ste. 2000 Philadelphia, PA 19103 joshua.deringer@faegredrinker.com	David L. Williams Faegre Drinker Biddle & Reath LLP 320 S. Canal Street, Ste. 3300 Chicago, IL 60606 david.williams@faegredrinker.com

B.	Authorizations

The filing of this Application for the Order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Board of each Existing Regulated Fund pursuant to resolutions duly adopted by the Board. Copies of the resolutions are provided below.

Pursuant to Rule 0-2(c), Applicants hereby state that each Existing Regulated Fund and Existing Affiliated Fund have authorized to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto for an order pursuant to Section 57(i) and Rule 17d-1 permitting certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) and Rule 17d-1. The person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the Application for and on behalf of the applicable entity listed; that he is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.

(August 21, 2023) (order); KKR Real Estate Select Trust Inc., et al. (File No. 812-15181), Release No. IC-34962 (July 18, 2023) (notice), Release No. IC-34985 (August 15, 2023) (order); MBC Total Private Markets Access Fund, et al. (File No. 812-15422), Release No. IC-34953 (June 28, 2023) (notice), Release No. IC-34965 (July 25, 2023) (order); Vista Credit Strategic Lending Corp. et al. (File No. 812-15323), Release No. IC-34946 (June 20, 2023) (notice), Release No. IC-34961 (July 18, 2023) (order).

12

The Applicants have caused this Application to be duly signed on their behalf on the 8th day of May, 2025.

Privacore PCAAM Alternative Income Fund

By:	/s/ David Mehenny
Name:	David Mehenny
Title:	Initial Trustee

Partners PCAAM Alternative Growth Fund

By:	/s/ David Mehenny
Name:	David Mehenny
Title:	Initial Trustee

Privacore Capital Advisor, LLC
By:	/s/ David Mehenny
Name:	David Mehenny
Title:	Principal

By:	/s/ Sandhya Ganapathy
Name:	Sandhya Ganapathy
Title:	Chief Compliance Officer

Executed by Partners Capital Investment Group, LLP On behalf of itself and as investment adviser of

Partners Capital Greyhawk Fund, L.P.
The Master Portfolio (A), L.P.
Partners Capital Harrier Fund (A) L.P.
Partners Capital Harrier Fund (C) Ltd
Partners Capital Falcon Fund (A), L.P.
Partners Capital Falcon Fund (C), Ltd.
The Master Portfolio (C) S.A., SICAV-RAIF
Partners Capital Kestrel Fund, LP - Series B
Partners Capital Greyhawk Cayman Feeder Fund, Ltd.
Partners Capital Kestrel Fund, LP - Series D
Partners Capital Phoenix Fund II Ltd - Diversified Income Fund
Partners Capital Condor Fund VIII (Cayman), L.P.
Partners Capital Condor Fund VIII, L.P.
Partners Capital Kestrel Fund, LP - Series E
Partners Capital Kestrel Fund, LP - Series C
Partners Capital Kestrel Fund, LP - Series A
Partners Capital Condor Fund IX (Cayman), L.P.

Partners Capital Condor Fund IX, L.P.
Partners Capital Kestrel Fund, LP - Series J
Partners Capital Condor Fund X, L.P.
Partners Capital Condor Fund X (Cayman), L.P.
Partners Capital Phoenix Fund III, LP
Partners Capital Kestrel Fund, LP - Series S
Partners Capital Condor Fund XI (Cayman), L.P.
Partners Capital Condor Fund XI, L.P.
Partners Capital Merlin Co-Investment Fund I, L.P.

Partners Capital Merlin Co-Investment Fund I (Cayman), L.P.

13

Partners Capital Kestrel Fund, LP - Series H
Partners Capital Kestrel Fund, LP - Series N

Partners Capital Condor Fund XII (Cayman), L.P.

Partners Capital Condor Fund XII, L.P.

Partners Capital Condor Fund XIII (Cayman), L.P.

Partners Capital Condor Fund XIII, L.P.

Partners Capital Kestrel Fund, LP - Series X

Partners Capital Kestrel Fund, LP - Series Y

Partners Capital Secondaries SMA 2020, L.P.

Partners Capital Secondaries SMA 2020 (Cayman), L.P.

Partners Capital Kestrel Fund, LP - Series G

Partners Capital Merlin Co-Investment Fund II, L.P.

Partners Capital Merlin Co-Investment Fund II (Cayman), L.P.

Partners Capital Condor Fund XIV, L.P.

Partners Capital Condor Fund XIV (Cayman), L.P.

US Venture Capital Aggregator Fund A, L.P.

US Venture Capital Aggregator Fund A (Cayman), L.P.

Partners Capital Condor Fund XV (Cayman), L.P.

Partners Capital Condor Fund XV, L.P.

Partners Capital Secondaries SMA 2022 (Cayman), L.P.

Partners Capital Secondaries SMA 2022, L.P.

Partners Capital 15 degrees Fund, L.P.

Partners Capital Red Kite Fund, L.P.

Partners Capital Red Kite Fund (Cayman), L.P.

Partners Capital Merlin Co-Investment Fund III, L.P.

Partners Capital Merlin Co-Investment Fund III (Cayman), L.P.

Partners Capital Condor Fund XVI (Cayman), L.P.

Partners Capital Red Kite Fund II, L.P.

Partners Capital Red Kite Fund II (Cayman), L.P.

Partners Capital Condor Fund XVI, L.P.

Partners Capital Kestrel Fund, LP - Series W

Partners Capital Investment Group, LLP

Partners Capital Condor Fund XVII (Cayman), L.P.

Partners Capital Condor Fund XVII, L.P.

Partners Capital Merlin Co-Investment Fund IV (Cayman), L.P.

Partners Capital Merlin Co-Investment Fund IV, L.P.

Partners Capital Red Kite Fund III (Cayman), L.P.

Partners Capital Red Kite Fund III, L.P.

Partners Capital Secondaries SMA 2024 (Cayman), L.P.

Partners Capital Secondaries SMA 2024, L.P.
The Master Portfolio (B) Ltd

Partners Capital Phoenix Fund II SPV, Ltd

Partners Capital Cayman XIII SPV, Ltd

By:	/s/ Olivier Piccoli
Name:	Olivier Piccoli
Title:	General Counsel

Executed by Partners Capital Investment Group, LLP On behalf of itself and as portfolio manager of

Partners Capital Asia Endowment Portfolio SCA, SICAV-RAIF Partners Capital Alternative Asset Management Fund SICAV
14

By:	/s/ Olivier Piccoli
Name:	Olivier Piccoli
Title:	General Counsel

Privacore Growth Blocker, LLC

By:	/s/ David Mehenny
Name:	David Mehenny
Title:	Initial Trustee

Privacore Income Blocker, LLC

By:	/s/ David Mehenny
Name:	David Mehenny
Title:	Initial Trustee

VERIFICATION

The undersigned states that he or she has duly executed the foregoing application for and on behalf of each entity listed below; that he or she is the authorized person of each such entity; and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

Privacore PCAAM Alternative Income Fund

By:	/s/ David Mehenny
Name:	David Mehenny
Title:	Initial Trustee

Partners PCAAM Alternative Growth Fund

By:	/s/ David Mehenny
Name:	David Mehenny
Title:	Initial Trustee

Privacore Capital Advisor, LLC

By:	/s/ David Mehenny
Name:	David Mehenny
Title:	Principal

By:	/s/ Sandhya Ganapathy
Name:	Sandhya Ganapathy
Title:	Chief Compliance Officer
15

Executed by Partners Capital Investment Group, LLP On behalf of itself and as investment adviser of

Partners Capital Greyhawk Fund, L.P.
The Master Portfolio (A), L.P.
Partners Capital Harrier Fund (A) L.P.
Partners Capital Harrier Fund (C) Ltd
Partners Capital Falcon Fund (A), L.P.
Partners Capital Falcon Fund (C), Ltd.
The Master Portfolio (C) S.A., SICAV-RAIF
Partners Capital Kestrel Fund, LP - Series B
Partners Capital Greyhawk Cayman Feeder Fund, Ltd.
Partners Capital Kestrel Fund, LP - Series D
Partners Capital Phoenix Fund II Ltd - Diversified Income Fund
Partners Capital Condor Fund VIII (Cayman), L.P.
Partners Capital Condor Fund VIII, L.P.
Partners Capital Kestrel Fund, LP - Series E
Partners Capital Kestrel Fund, LP - Series C
Partners Capital Kestrel Fund, LP - Series A
Partners Capital Condor Fund IX (Cayman), L.P.
Partners Capital Condor Fund IX, L.P.
Partners Capital Kestrel Fund, LP - Series J
Partners Capital Condor Fund X, L.P.
Partners Capital Condor Fund X (Cayman), L.P.
Partners Capital Phoenix Fund III, LP
Partners Capital Kestrel Fund, LP - Series S
Partners Capital Condor Fund XI (Cayman), L.P.
Partners Capital Condor Fund XI, L.P.
Partners Capital Merlin Co-Investment Fund I, L.P.
Partners Capital Merlin Co-Investment Fund I (Cayman), L.P.
Partners Capital Kestrel Fund, LP - Series H
Partners Capital Kestrel Fund, LP - Series N
Partners Capital Condor Fund XII (Cayman), L.P.
Partners Capital Condor Fund XII, L.P.
Partners Capital Condor Fund XIII (Cayman), L.P.
Partners Capital Condor Fund XIII, L.P.
Partners Capital Kestrel Fund, LP - Series X
Partners Capital Kestrel Fund, LP - Series Y
Partners Capital Secondaries SMA 2020, L.P.
Partners Capital Secondaries SMA 2020 (Cayman), L.P.
Partners Capital Kestrel Fund, LP - Series G
Partners Capital Merlin Co-Investment Fund II, L.P.
Partners Capital Merlin Co-Investment Fund II (Cayman), L.P.
Partners Capital Condor Fund XIV, L.P.
Partners Capital Condor Fund XIV (Cayman), L.P.
US Venture Capital Aggregator Fund A, L.P.
US Venture Capital Aggregator Fund A (Cayman), L.P.
Partners Capital Condor Fund XV (Cayman), L.P.
Partners Capital Condor Fund XV, L.P.
Partners Capital Secondaries SMA 2022 (Cayman), L.P.
Partners Capital Secondaries SMA 2022, L.P.
Partners Capital 15 degrees Fund, L.P.
Partners Capital Red Kite Fund, L.P.
Partners Capital Red Kite Fund (Cayman), L.P.
16

Partners Capital Merlin Co-Investment Fund III, L.P.
Partners Capital Merlin Co-Investment Fund III (Cayman), L.P.
Partners Capital Condor Fund XVI (Cayman), L.P.
Partners Capital Red Kite Fund II, L.P.
Partners Capital Red Kite Fund II (Cayman), L.P.
Partners Capital Condor Fund XVI, L.P.
Partners Capital Kestrel Fund, LP - Series W
Partners Capital Investment Group, LLP
Partners Capital Condor Fund XVII (Cayman), L.P.
Partners Capital Condor Fund XVII, L.P.
Partners Capital Merlin Co-Investment Fund IV (Cayman), L.P.
Partners Capital Merlin Co-Investment Fund IV, L.P.
Partners Capital Red Kite Fund III (Cayman), L.P.
Partners Capital Red Kite Fund III, L.P.
Partners Capital Secondaries SMA 2024 (Cayman), L.P.
Partners Capital Secondaries SMA 2024, L.P. The Master Portfolio (B) Ltd Partners Capital Phoenix Fund II SPV, Ltd Partners Capital Cayman XIII SPV, Ltd

By:	/s/ Olivier Piccoli
Name:	Olivier Piccoli
Title:	General Counsel

Executed by Partners Capital Investment Group, LLP On behalf of itself and as portfolio manager of

Partners Capital Asia Endowment Portfolio SCA, SICAV-RAIF Partners Capital Alternative Asset Management Fund SICAV

By:	/s/ Olivier Piccoli
Name:	Olivier Piccoli
Title:	General Counsel

Privacore Growth Blocker, LLC

By:	/s/ David Mehenny
Name:	David Mehenny
Title:	Initial Trustee

17

Privacore Income Blocker, LLC

By:	/s/ David Mehenny
Name:	David Mehenny
Title:	Initial Trustee
18

EXHIBIT A

Resolutions of the Initial Trustee of

Privacore PCAAM Alternative Growth Fund

Privacore PCAAM Alternative Income Fund (each a “Fund”)

WHEREAS, the Board deems it is advisable and in the best interest of the Fund to file with the U.S. Securities and Exchange Commission (the “Commission”) an application for an order pursuant to Sections 17(d) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 promulgated thereunder (the “Application”), to authorize the entering into of certain joint transactions that otherwise may be prohibited by Sections 17(d) and 57(a)(4) of the 1940 Act and Rule 17d-1 promulgated thereunder,

NOW, THEREFORE, BE IT RESOLVED, that the officers of Privacore Capital Advisors, LLC and the Fund be, and each of them hereby is, authorized and directed on behalf of the Fund and in its name and on behalf of the Fund, to prepare, execute, and cause to be filed with the Commission an Application for an Order of Exemption, substantially in the form attached hereto as Exhibit A, and any amendments thereto, pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 promulgated under the 1940 Act, authorizing certain joint transactions that otherwise may be prohibited by Section 17(d) of the 1940 Act; and it is further

RESOLVED, that the officers of the Fund be, and each of them hereby is, authorized and directed to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution; and it is further

RESOLVED, that any and all actions previously taken by the Fund or any of its directors or officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Fund.

19

Schedule A

Investment Adviser/Portfolio Manager: Partners Capital Investment Group, LLP:

Existing Affiliated Fund
Partners Capital Greyhawk Fund, L.P.
The Master Portfolio (A), L.P.
Partners Capital Harrier Fund (A) L.P.
Partners Capital Harrier Fund (C) Ltd
Partners Capital Falcon Fund (A), L.P.
Partners Capital Falcon Fund (C), Ltd.
The Master Portfolio (C) S.A., SICAV-RAIF
Partners Capital Kestrel Fund, LP - Series B
Partners Capital Greyhawk Cayman Feeder Fund, Ltd.
Partners Capital Kestrel Fund, LP - Series D
Partners Capital Phoenix Fund II Ltd - Diversified Income Fund
Partners Capital Condor Fund VIII (Cayman), L.P.
Partners Capital Condor Fund VIII, L.P.
Partners Capital Kestrel Fund, LP - Series E
Partners Capital Kestrel Fund, LP - Series C
Partners Capital Kestrel Fund, LP - Series A
Partners Capital Condor Fund IX (Cayman), L.P.
Partners Capital Condor Fund IX, L.P.
Partners Capital Kestrel Fund, LP - Series J
Partners Capital Condor Fund X, L.P.
Partners Capital Condor Fund X (Cayman), L.P.
Partners Capital Phoenix Fund III, LP
Partners Capital Kestrel Fund, LP - Series S
Partners Capital Condor Fund XI (Cayman), L.P.
Partners Capital Condor Fund XI, L.P.
Partners Capital Merlin Co-Investment Fund I, L.P.
Partners Capital Merlin Co-Investment Fund I (Cayman), L.P.
Partners Capital Kestrel Fund, LP - Series H
Partners Capital Kestrel Fund, LP - Series N
Partners Capital Condor Fund XII (Cayman), L.P.
Partners Capital Condor Fund XII, L.P.
Partners Capital Condor Fund XIII (Cayman), L.P.
Partners Capital Condor Fund XIII, L.P.
Partners Capital Kestrel Fund, LP - Series X
Partners Capital Kestrel Fund, LP - Series Y
Partners Capital Secondaries SMA 2020, L.P.
Partners Capital Secondaries SMA 2020 (Cayman), L.P.
20

Partners Capital Kestrel Fund, LP - Series G
Partners Capital Merlin Co-Investment Fund II, L.P.
Partners Capital Merlin Co-Investment Fund II (Cayman), L.P.
Partners Capital Condor Fund XIV, L.P.
Partners Capital Condor Fund XIV (Cayman), L.P.
US Venture Capital Aggregator Fund A, L.P.
US Venture Capital Aggregator Fund A (Cayman), L.P.
Partners Capital Condor Fund XV (Cayman), L.P.
Partners Capital Condor Fund XV, L.P.
Partners Capital Secondaries SMA 2022 (Cayman), L.P.
Partners Capital Secondaries SMA 2022, L.P.
Partners Capital 15 degrees Fund, L.P.
Partners Capital Red Kite Fund, L.P.
Partners Capital Red Kite Fund (Cayman), L.P.
Partners Capital Merlin Co-Investment Fund III, L.P.
Partners Capital Merlin Co-Investment Fund III (Cayman), L.P.
Partners Capital Condor Fund XVI (Cayman), L.P.
Partners Capital Red Kite Fund II, L.P.
Partners Capital Red Kite Fund II (Cayman), L.P.
Partners Capital Condor Fund XVI, L.P.
Partners Capital Kestrel Fund, LP - Series W
Partners Capital Condor Fund XVII (Cayman), L.P.
Partners Capital Condor Fund XVII, L.P.
Partners Capital Merlin Co-Investment Fund IV (Cayman), L.P.
Partners Capital Merlin Co-Investment Fund IV, L.P.
Partners Capital Red Kite Fund III (Cayman), L.P.
Partners Capital Red Kite Fund III, L.P.
Partners Capital Secondaries SMA 2024 (Cayman), L.P.
Partners Capital Secondaries SMA 2024, L.P.
Partners Capital Asia Endowment Portfolio SCA, SICAV-RAIF[20]
Partners Capital Alternative Asset Management Fund SICAV[a]
Partners Capital Phoenix Fund II SPV, Ltd
Partners Capital Cayman XIII SPV, Ltd
The Master Portfolio (B) Ltd

Investment Adviser: Privacore Capital Advisors, LLC:

[20]	The alternative investment fund manager of the Existing Affiliated Fund is not affiliated with Partners Capital Investment Group, LLP, and the portfolio manager is Partners Capital Investment Group, LLP.
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Privacore PCAAM Alternative Growth Fund
Privacore PCAAM Alternative Income Fund

Existing Wholly-Owned Subsidiaries of Privacore PCAAM Alternative Growth Fund

Privacore Growth Blocker, LLC

Existing Wholly-Owned Subsidiaries of Privacore PCAAM Alternative Income Fund

Privacore Income Blocker, LLC

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